------------------------
                                                              OMB APPROVAL
                                                        ------------------------
                                                        OMB Number: 3235-0116
                                                        ------------------------
                                                        Expires: March 31, 2003
                                                        ------------------------
                                                        Estimated average burden
                                                        hours per response: 8
                                                        ------------------------

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2004

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                 -----------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F ___X___ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes_____ No ___X___

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                     [Translation from the German original]


                                    Articles
                                       of
                                  Incorporation


                                       of




--------------------------------------------------------------------------------


                              Converium Holding AG


--------------------------------------------------------------------------------



                          with registered office in Zug



Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            1/13

I.    Name, Registered Office, Duration and Purpose




                                     Art. 1

                      Name, Registered Office and Duration



                                 Under the name



                              Converium Holding AG

                              Converium Holding SA

                             Converium Holding Ltd.



there exists a corporation with registered office in Zug. The duration of the Company is unlimited.




                                     Art. 2

                                     Purpose

The main purpose of the Company is to acquire, hold and to manage participations. Furthermore, it may, in Switzerland and abroad, carry out finance and management transactions and render related services of any kind and set up branches and subsidiaries in Switzerland and abroad.

The Company may acquire, hold and sell real estate in Switzerland and abroad.

The Company may grant, sell and acquire licenses and intellectual property rights.

The Company may do any other business and take any steps that seem to be suitable to support the purpose of the Company or that are in a context with the purpose of the Company.




Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            2/13

II.   Share Capital

                                     Art. 3

                                  Share Capital

The share capital of the Company amounts to CHF 400,062,170 and is dived into 40,006,217 registered shares with a par value of CHF 10 each. Each share is fully paid up.




                                     Art. 3a

       Contingent Share Capital for Option Rights and/or Conversion Rights

The share capital will be increased by the issue up to 4'000'000 fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40'000'000 by exercising option and/or conversion rights which were granted on a stand-alone basis or in connection with bond issues or other debt financing of the Company or any of its subsidiaries. The subscription right of the shareholders with respect to these shares is excluded.

The placing of the option and/or conversion rights may be made either by the Company or any of its subsidiaries or through one or more banks which subscribe for these rights as trustees. The Board of Directors is authorized to exclude the advance subscription right of the shareholders if the option and/or conversion rights are used in connection with the financing of a take-over of a business, parts





Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            3/13
of a business or participations. In this case the structure, the term, the amount of the bond issuer or other debt financing, if any, as well as the terms and conditions of the option and/or conversion rights are to be determined by the Board of Directors on the basis of the market conditions prevailing at the time of the issue of the rights. Option and/or conversion rights shall be exercisable for a maximum period of 10 years.




                                     Art. 3b

                            Authorized Share Capital

The Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issue up to a maximum of 4'000'000 fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40'000'000. An increase in partial amounts is permitted. The date of issue of new shares, their issue price, the type of payment, the date of the entitlement to dividends and the details of a contribution in kind or an acquisition of assets, if any, will be determined by the Board of Directors.

The new shares are to be placed with the existing shareholders. The placing can be made through one or more banks, which subscribe for the shares as trustees. Furthermore, the Board of Directors is authorized to exclude the subscription rights of the shareholders and to allot them to third parties in case the new shares are used for a take-over of a business, parts of a business or participations or for the financing of such transactions or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange. Shares in respect of which subscription rights have been allotted, but which were not exercised, are at the disposal of the Board of Directors who shall use them in the interest of the Company. The increase by conversion of freely disposable capital surplus in accordance with Art. 652d of the Swiss Code of Obligations is permitted.




                                     Art. 4

                Membership Rights, Book-entry Shares, Conversion

The share capital is neither  represented by a global  certificate  nor by other
certificates,   individual   shares  or  documented  in  any  other  form.   The
shareholders are not entitled to demand the issue of any share certificate.

The membership rights are transferred by way of assignment. The same shall apply to the establishment of a usufructuary. Such an assignment shall not be valid unless notified to the Company. If shares are kept in book-entry form by a bank on behalf of a shareholder, such shares may be transferred through such bank only and may only be pledged to such bank by way of a written pledge agreement. A notification of the Company is not required.

Registered Shares may be converted into bearer shares and bearer shares may be converted into registered shares at any time by an amendment of the Articles of Incorporation resolved upon by the General Meeting of Shareholders. Furthermore, shares may be combined into shares of a greater nominal value or divided into shares of a smaller nominal value by an amendment of the Articles of Incorporation.




                                     Art. 5

                                 Share Register

The Company shall maintain a share register showing the name, first name, residence, address and nationality (in case of legal entities the registered office) of the holders and usufructuaries of the shares. The Company will recognize shareholders and usufructuaries of shares only if they are registered in the share register. The Company accepts only one representative per share.

Upon request, acquirers of shares are registered in the share register as shareholders with the right to vote provided they declare explicitly to have acquired the shares in their own name and for their own account. The Board of Directors is authorized to grant exemptions from this provision in connection with the trading of shares on foreign markets; e.g. the registration of nominees in connection with the establishment of an ADR-program.

The Board of Directors is authorized to register such nominees as shareholders with voting rights up to a maximum of 5% of the nominal share capital of the Company. Over this limit of


Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            4/13

5% the Board of Directors is authorized to register nominees as shareholders with voting rights only if the respective nominee discloses the name, address and the share holdings of the persons for their account he holds 0.5% or more of the nominal share capital of the Company. The Board of Directors shall enter into agreements with such nominees with regard to disclosure requirements, the representation of such shares, and the exercise of the respective voting rights.

After having heard the party concerned, the Company may cancel entries in the share register in case these entries result from incorrect information of the acquirer. The acquirer must be informed immediately about the cancellation of the registration.

III.  Organization of the Company




                                     Art. 6

                                Corporate Bodies

The Corporate Bodies of the Company are:

    A. The General Meeting of Shareholders

    B. The Board of Directors

    C. The Auditors



A.    The General Meeting of Shareholders



                                     Art. 7

                                  Competencies

The General Meeting of Shareholders is the supreme body of the Company.

The  following  powers  shall be vested  exclusively  to the General  Meeting of
Shareholders:

     a)   to adopt and to amend the Articles of Incorporation;

     b) to elect and to dismiss the members of the Board of Directors and the auditors, as well as the additional auditors in accordance with this
          Article 20;

     c) to approve the annual report, the consolidated financial statements and the annual financial statements as well as to decide on the allocation of the balance sheet profit, in particular with regard to dividends and to sharing of profits by the directors;



Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            5/13

     d) to discharge the members of the Board of Directors and the persons entrusted with the management;

     e) to pass resolutions concerning matters which by law or by the Articles of Incorporation are reserved to the authority of the General Meeting of Shareholders.




                                     Art. 8

           Ordinary and Extraordinary General Meetings of Shareholders

The ordinary General Meeting of Shareholders shall be held each year within six months after the close of the business year of the Company. It shall take place at the registered office of the Company or at any other place in Switzerland or abroad as determined by the corporate body convening the meeting.

Extraordinary General Meetings of Shareholders shall be convened if deemed necessary by the Board of Directors or the auditors, upon resolution of a General Meeting of Shareholders or upon written request by one or more shareholders, holding in the aggregate not less than one tenth of the share capital, to the Board of Directors specifying the items of the agenda and the motions.




                                     Art. 9

                  Convening of General Meetings of Shareholders

The General Meeting of Shareholders shall be convened by the Board of Directors or, if necessary, by the auditors,

The General Meeting of Shareholders shall be convened at least twenty days before the date of the meeting in accordance with Article 25 of the Articles of Incorporation.

The notice of a meeting shall state the place and time of the meeting, the items on the agenda and the motions of the Board of Directors and of the shareholders who requested the convening of a General Meeting of Shareholders. In case of elections the names of the nominated candidates shall be specified.

No resolution  shall be passed at a General  Meeting of  Shareholders on matters for which no notice as aforesaid was given. This shall not apply to the resolution to convene an Extraordinary General Meeting of Shareholders and to initiate a special audit. Motions within the limits of the items on the agenda and negotiations without passing a resolution do not require such an announcement.

Not later than twenty days before the Ordinary General Meeting of Shareholders the business report and the report of the auditors shall be made available for inspection by the shareholders


Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            6/13
at   the   registered office  of  the   Company.  This  shall  be  announced  in
the invitation for the General Meeting of Shareholders.




                                     Art. 10

                                     Agenda

One or more shareholders whose combined share holdings represent an aggregate nominal amount of at least CHF 1 million may demand that an item be included in the agenda of a General Meeting of Shareholders. Such a demand must be made in writing not less than 45 days before the meeting and shall specify the items and the motions of such a shareholder.




                                     Art. 11

                            Chairperson, Scrutineers

The President of the Board of Directors, or the Vice-President or any other member of the Board of Directors takes the chair in General Meetings of Shareholders. In case of absence of any member of the Board of Directors the General Meeting of Shareholders elects the Chairperson.

The Chairperson shall appoint the scrutineers and the secretary who do not need not be shareholders of the Company.




                                     Art. 12

              Voting Rights, Rules of Procedure and Representation

In the General Meeting of Shareholders each share entitles to one vote. Only the shareholders registered in the share register as shareholders with voting rights on a cut-off day fixed by the Board of Directors before the General Meeting of Shareholders are authorized to take part in the General Meeting of Shareholders and to vote. The shares are not dividable.

The Board of Directors shall provide for the rules regarding the participation and the representation at the General Meeting of Shareholders as well as the determination of voting rights.

A shareholder may be represented by his legal representative, another person who need not be a shareholder of the Company, authorized in writing, by corporate bodies, by independent proxies or by depositaries.


Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            7/13

                                     Art. 13

                                   Resolutions

Unless provided for differently in the law or in the Articles of Incorporation, the General Meeting of Shareholders passes resolutions and holds elections with the majority of votes cast, excluding abstentions and void and blank votes. If no election has taken place at the first ballot and if there is more than one candidate, the Chairperson shall order a second ballot in which the candidate with the most votes shall be elected.

If the capability exists to vote on resolutions and elections electronically at the General Meeting of Shareholders it shall be done so. Otherwise, resolutions and elections shall be voted on a show of hands, unless the Chairperson orders or the General Meeting of Shareholders, by request of shareholders representing in the aggregate a share capital of at least CHF 1 million, resolves on a secret ballot.

The Chairperson may at any time order to repeat an election or a resolution taken on a show of hands with a written ballot, if he has doubts on the results of the vote or the resolution. In this case, the preceding election or resolution taken on a show of hands is deemed not to have occurred.

The approval of both at least two thirds of votes represented and the absolute majority of the nominal values of the shares represented is required for resolutions of the General Meeting of Shareholders on:

1.       an alteration of the purpose of the Company;

2.       the creation of super-voting shares;

3. restrictions on the transfer of registered shares and the removal of such restrictions as well as restrictions to vote and the removal of such restrictions;

4.       an authorized or contingent increase of share capital;

5. an increase of share capital by conversion of capital surplus, by contribution in kind or for the purpose of an acquisition of assets and the grant of special rights;

6. a restriction or exclusion of the subscription right or advance subscription right;

7.       a change of the Company's registered office;

8.       the dissolution of the Company without liquidation.




Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            8/13

                                     Art. 14

                                     Minutes

The Board of Directors is responsible for keeping the minutes concerning the represented shares in the General Meeting of Shareholders as well as any motions, statements to the minutes and resolutions of the shareholders. The minutes shall be signed by the Chairperson and the secretary.



B.    The Board of Directors



                                     Art. 15

                          Constitution, Term of Office

The Board of Directors shall consist of a minimum of four and a maximum of nine members.

The Board of Directors shall constitute itself. The Board of Directors shall appoint its President, one or two Vice-Presidents, if any, and the secretary who does not need to be a member of the Board of Directors.

The Board of Directors shall determine the remuneration of its members.

The members of the Board of Directors shall be elected for a term of office of not more than three years; they are re-eligible. A year in the meaning of this provision is the period between two Ordinary General Meetings of Shareholders. In case of an election of a substitute, the new member of the Board of Directors finishes the term of office of its predecessor.




                                     Art. 16

                        Powers of the Board of Directors

The Board of Directors is responsible for the ultimate direction of the Company. The Board of Directors represents the Company and manages the affairs of the Company that are not allotted to any other corporate body by law, by the Articles of Incorporation or by regulations.

The Board of Directors has in particular the following non-transferable and inalienable duties:

1. the ultimate direction of the Company and the issuance of the necessary instructions;

2.         the determination of the organization;

3. the determination of the principles of accounting, financial control and financial planning;


Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                            9/13

4. the appointment and removal of the persons entrusted with the management and the representation of the Company;

5. the ultimate supervision of the persons entrusted with the management of the Company, especially in view of their compliance with the law, the Articles of Incorporation, regulations and instructions;

6. the preparation of the business report and the General Meetings of Shareholders and the implementation of its resolutions;

7.         the notification of the judge in case of over-indebtedness;

8. the issue of option rights and conversion rights in respect of shares of the Company, the increase of the share capital out of authorized capital as well as resolutions concerning capital increases and respective amendments to the Articles of Incorporation;

9.         the examination of the professional skills of qualified auditors.

For the rest, the Board of Directors may, by adoption of Organizational By-laws, delegate the management of the Company within the limits of the law to an individual member of the Board of Directors, to a group of members of the Board of Directors or to a third party.




                                     Art. 17

                                Signing Authority

The Board of Directors determines those of its members as well as those third parties who shall have signing authority for the Company. The Board of Directors shall further determine the manner in which such persons may sign on behalf of the Company.




                                     Art. 18

                             Convocation of Meetings

The President or any of the Vice-Presidents of the Board of Directors shall call meetings of the Board as often as circumstances call for or if a member so requires and specifies the reasons. The convening shall take place within two weeks. The convocation shall be made not less than ten days before the meeting is held in writing (or by telefax or e-mail if the sender can be identified as the relevant member of the Board of Directors) and by announcing the agenda.



Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                           10/13

                                     Art. 19

                                   Resolutions

In order to pass resolutions, the majority of the members of the Board of Directors must be present. Telephone conferences and video conferences are permitted if the participants can be identified unequivocally and clearly. No quorum of present members shall be necessary for resolutions of the Board of Directors providing for the confirmation of capital increases or for the amendment of the Articles of Incorporation in connection with capital increases.

The resolutions and elections by the Board of Directors require a majority of the votes cast. The Chairperson shall have a casting vote.

Resolutions may be adopted by way of circular letter, including telegram, telefax and e-mail (if the sender can be identified as the relevant member of the Board of Directors), provided that no member requests a verbal discussion. In case of circular resolutions, the absolute majority of all votes is required.

The negotiations and the resolutions of the Board of Directors shall be kept in the minutes, which shall be signed by the Chairperson and the secretary.



C.    Auditors and Group Auditors



                                     Art. 20

                             Term, Powers and Duties

The auditors and the Group auditors shall be elected by the General Meeting of Shareholders for a term of one year; they shall have the powers and duties vested in them by law.

The General Meeting of Shareholders may elect one or more further auditors who shall carry out the reviews to be made in connection with increases of the share capital (Art. 652f, Art. 653f and Art. 653i of the Swiss Code of Obligations).

IV. Business Year, Annual Financial Statement, Consolidated Financial Statement and Allocation of Profit




                                     Art. 21

                                  Business Year

The Board of Directors shall determine the business year.





Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                           11/13

                                     Art. 22

          Annual Financial Statement, Consolidated Financial Statement

The annual financial statement, consisting of the profit and loss statement, balance sheet and annex, and the consolidated financial statement shall be established in accordance with the provisions of the Swiss Code of Obligations, particularly Art. 662 et seq., and with generally accepted commercial principles and principles of the business segment.




                                     Art. 23

                              Allocation of Profit

Subject to the provisions on the allocation of profit provided for in the law, especially Art. 671 et seq. of the Swiss Code of Obligations, the General Meeting of Shareholders decides on the allocation of profit.

The General Meeting of Shareholders is authorized to create capital reserves other than the legally required reserves that shall be used to fulfil the Company's purpose.

V.    Dissolution and Liquidation




                                     Art. 24

The General Meeting of Shareholders may at any time decide the dissolution and liquidation of the Company in accordance with the relevant provisions of the law and the Articles of Incorporation.

VI.   Communications




                                     Art. 25

Notifications of the Company to shareholders and to third parties shall be made by one publication in the Swiss Official Gazette of Commerce. The Board of Directors may determine additional means of communication.

Other communications to shareholders can be made in writing if the Company knows the relevant addresses.


Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                           12/13

VII.  Contributions in Kind




                                     Art. 26

In connection with the capital increase of the Company dated September 24, 2001, and according to the contribution in kind agreement dated September 24, 2001, the Company assumes as a contribution in kind (a) 1,000,000 fully paid registered shares of Converium AG, Zug, representing an aggregate value of CHF 12,000,000, and (b) 100 fully paid shares of Converium Holdings (North America) Inc, Delaware, U.S.A., representing an aggregate value of USD 1. In consideration for the contribution in kind, Zurich Financial Services, Zurich, c/o Zurich Insurance Company, Mythenquai 2, 8002 Zurich, shall receive 1,200,000 newly issued registered shares at a par value of CHF 10 each. The amount of the issue price exceeding the aggregate par value of the new shares of CHF 1.60 (corresponding to USD 1) shall be kept by the Company as capital surplus.




                                     Art. 27

In connection with the capital increase of the Company dated September 24, 2001, the Company assumes as a contribution in kind a note, dated September 21, 2001, of Zurich Insurance Company, Mythenquai 2, 8002 Zurich, in the aggregate amount of CHF 900,000,000. In consideration for the contribution in kind, Zurich
Financial Services, Mythenquai 2, 8002 Zurich, shall receive 38,790,000 newly issued registered shares at a par value of CHF 10. The amount of the issue price exceeding the aggregate par value of the new shares of CHF 512,100,000 shall be kept by the Company as capital surplus. The Company intends to contribute this note to Converium AG in the course of an increase of the share capital of Converium AG as a contribution in kind against issue of 39,000,000 new registered shares in Converium AG at a par value of CHF 10 each at a maximum issue price of CHF 900,000,000.





Zug, 27.04.2004


Articles of Incorporation Converium Holding Ltd 08.11.2001, revised 27.04.2004


                                                                           13/13

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CONVERIUM HOLDING AG




                                      By:  /s/ Dirk Lohmann
                                           --------------------------
                                           Name:      Dirk Lohmann
                                           Title:     CEO




                                      By:  /s/ Christian Felderer
                                           --------------------------------
                                           Name:      Christian Felderer
                                           Title:     General Legal Counsel



Date:  May 6, 2004